Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

1.	XImage Corporation, a California Corporation

2.	ImageWare Systems ID Group, Inc., a Delaware corporation (formerly Imaging Technology Corporation)

3.	I.W. Systems Canada Company, a Nova Scotia unlimited liability company

4.	ImageWare Digital Photography Systems, LLC, a Nevada limited liability company (formerly Castleworks LLC)

5.	Digital Imaging International GmbH, a company formed under German laws